Exhibit 99.2

Lichen International Limited
15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
To be held on November 9, 2026 at 10 p.m. Beijing Time (November 9, 2026 at 9 a.m. Eastern Time)

The undersigned hereby appoints Mr. Ya Li as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares and Class B Ordinary Shares of Lichen International Limited (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2, and 3 of the EGM.

Item 1

As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued series A ordinary shares of a par value of US$0.008 each (the “Class A Ordinary Shares”) and series B ordinary shares, par value US$0.008 each (the “Class B Ordinary Shares”), at a ratio of one hundred (100)-for-one (1), such that every one hundred (100) Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A ordinary share of a par value of US$0.80 each, and every one hundred (100) Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B ordinary share of a par value of US$0.80 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 19, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each

TO: US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each.

The Board urges shareholders to vote “FOR” Proposal One.

☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One and with effect from November 19, 2026, to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation (the “Adoption of the Amended and Restated M&AA”). The Board urges shareholders to vote “FOR” Proposal Two.

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Three.

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Vote Processing, c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717.

OR

You may sign, date, scan and email your scanned Proxy Card to vote@vstocktransfer.com.

OR

You may vote online through the Internet:

1.	Go to www.vstocktransfer.com/proxy at any time 24 hours a day and click on Proxy Voter Login.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.vstocktransfer.com/proxy.

Consent to electronic delivery of proxy material: __________________________(email address).

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